Exhibit 99.1

EXECUTION VERSION

BANK OF MONTREAL

U.S.$18,000,000,000

Senior Medium-Term Notes

Series C

Distribution Agreement

June 27, 2014

To the Agents named in Annex VI hereto.

Ladies and Gentlemen:

Bank of Montreal, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein, to issue and sell, from time to time, its Senior Medium-Term Notes, Series C (the “Securities”), at an aggregate initial offering price of up to U.S. $18,000,000,000 or the equivalent thereof in one or more foreign or composite currencies or currency units, provided that the Bank may increase the amount of Securities it may sell at any time as provided in Section 11(c) hereof, and agrees with each of you (individually, an “Agent” and, collectively, the “Agents”) as set forth in this Distribution Agreement (the “Agreement”).

Subject to the terms and conditions stated herein (including Section 15 hereof), the Bank hereby appoints each Agent as an agent of the Bank for the purpose of soliciting and receiving offers to purchase the Securities from the Bank, and the Bank and each of the Agents severally agree that whenever the Bank determines to sell Securities directly to any Agent as principal for resale to others, the Bank and such Agent will, unless otherwise agreed by them, enter into either a separate agreement, substantially in the form of Annex I hereto, relating to such sale, or another agreement (which may be oral and confirmed in writing) relating to the purchase by such Agent as principal (each, a “Terms Agreement”), in each case in accordance with Section 2(b) hereof. The Bank reserves the right to sell Securities directly on its own behalf and to enter into agreements with other broker-dealers as Agents as contemplated by Section 11(b) hereof. This Agreement shall not be construed to create either an obligation on the part of the Bank to sell any Securities or an obligation of any Agent to purchase Securities as principal.

The terms, conditions and rights of the Securities shall be as specified in or established pursuant to the Senior Indenture, dated as of January 25, 2010, as it may be amended and supplemented from time to time (the “Indenture”), between the Bank and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The Securities shall have the maturity ranges, annual interest rates (if any), redemption provisions (if any) and other terms set forth in supplements to the Basic Prospectus referred to below. The Securities may be issued in amounts denominated in United States dollars or in amounts denominated in foreign currencies, including the Euro, or any composite currency. References herein to amounts stated in United States dollars shall be deemed to refer to the equivalent amount of foreign currency or composite currency to the extent applicable. The Securities will be issued, and the terms thereof established, from time to time by the Bank in accordance with the Indenture and, if applicable, such terms will be specified in a related Terms Agreement.

The Bank has filed with the Securities and Exchange Commission (the “Commission”) a registration statement (No. 333-196387) on Form F-3 for the registration under the Securities Act of 1933, as amended (the “Act”), of, among other securities, the Securities. Such registration statement, and any post-effective amendment thereto as of the date of this Agreement, excluding the exhibits thereto, but including all documents incorporated by reference in the prospectus included therein and the information, if any, deemed to be part of the registration statement pursuant to Rule 430B under the Act, has been declared effective by the Commission. The prospectus filed as part of the registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including the Basic Prospectus or the Prospectus (as hereinafter defined), as supplemented by any preliminary prospectus supplement) relating to the Securities filed with the Commission pursuant to Rule 424 under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto but excluding Form T-1 and including all documents incorporated by reference in the prospectus included therein and any prospectus supplement relating to the Securities that is filed with the Commission and deemed by virtue of Rule 430B under the Act to be part of such registration statement, each as amended at the time such part of such registration statement became effective, are hereinafter collectively called the “Registration Statement”; the prospectus (including, if applicable, any prospectus supplement) relating to the Securities in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of this Agreement, is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the Act, as of the date of such prospectus; any supplement to the Prospectus that sets forth only the terms of a particular issue of the Securities and is filed in accordance with Section 4(a) hereof is hereinafter called a “Pricing Supplement”; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Securities filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference therein, in each case, after the date of the Basic Prospectus, such Preliminary Prospectus or the Prospectus, as the case may be; any reference herein to the “Prospectus as amended or supplemented”, when used with respect to any date, other than in Section 1(c) hereof, shall be deemed to refer to and include the Prospectus as most recently amended or supplemented (including by the applicable Pricing Supplement and any other prospectus supplement specifically referred to in such Pricing Supplement) in relation to the Securities to be sold pursuant to this Agreement, in the form most recently filed or transmitted for filing with the Commission pursuant to Rule 424(b) under the Act and in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing. The term “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433(h) under the Act, of the Bank relating to the Securities. The term “Applicable Time” in respect of a particular offering of the Securities means the time specified in the applicable Terms Agreement or, if no Terms Agreement exists for a particular offering of the Securities, the time immediately prior to the time of the first sale by an Agent of any Securities with regard to such particular offering of the Securities. The term “Pricing Disclosure Package” means the Prospectus as amended or supplemented immediately prior to the Applicable Time, together with the Term Sheet (as hereinafter defined), if any, and any other Issuer Free Writing Prospectus, if any, identified on a schedule to the applicable Terms Agreement or, if no Terms Agreement exists, any other Issuer Free Writing Prospectus, if any, that has been prepared by or on behalf of the Bank relating to any particular offering of the Securities as of the Applicable Time for such particular offering.

1. The Bank represents and warrants to, and agrees with, each Agent that:

(a) The Bank meets the requirements for use of Form F-3 under the Act; the Registration Statement has been declared effective by the Commission and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or threatened by the Commission;

(b)(i) Each part of the Registration Statement, the Pricing Disclosure Package and the Prospectus conform and, as amended or supplemented as of the date of any Pricing Supplement and the related settlement date, will conform, in all material respects with the requirements of the Act, the Trust Indenture Act of 1939 (the “Trust Indenture Act”) and the rules and regulations of the Commission thereunder; (ii) each part of the Registration Statement, when such part became effective, and as of the date of this Agreement, did not contain and each such part, as amended or supplemented as of the date of any Pricing Supplement and the related settlement date, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (iii) the Prospectus does not contain and, as amended or supplemented as of the date of any Pricing Supplement and the related settlement date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that with respect to clauses (i) through (iii), (1) the foregoing shall not apply to (A) statements in or omissions from any such document in reliance upon, and in conformity with, written information furnished to the Bank by such Agent expressly for use in the preparation thereof, or (B) those parts of the Registration Statement that constitute the Statements of Eligibility (Forms T-1) under the Trust Indenture Act of the Trustees and (2) the representations and warranties set forth above, when made as of the date of this Agreement, shall be deemed not to cover information concerning an offering of particular Securities;

(c)(i) With respect to any issue of Securities to be sold pursuant to a Terms Agreement, the “Applicable Time” will be such time on the date of such Terms Agreement as is specified therein as the Applicable Time, and the “Pricing Disclosure Package” will be the Prospectus as amended or supplemented at the Applicable Time together with (A) the information referenced in Schedule II(b) to such Terms Agreement and (B) such other documents, if any, as may be listed in Schedule II(a) to such Terms Agreement, taken together; (ii) with respect to each such issue of Securities, the Pricing Disclosure Package, as of the Applicable Time and as of the settlement date with respect to such issue of Securities, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and (iii) with respect to each such issue of Securities, each Issuer Free Writing Prospectus listed in Schedule II(a) to the applicable Terms Agreement, if any, will not conflict (except to the extent that such conflict is a modification of or supersedes previous information) with the information contained in the Registration Statement, the Prospectus or the Prospectus as amended or supplemented and, taken together with the Pricing Disclosure Package as of the Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided, however, that the representations and warranties in clauses (ii) and (iii) of this Section 1(c) shall not apply to statements or omissions made in any Pricing Disclosure Package or Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Bank by such Agent expressly for use therein;

(d) The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, or furnished to the Commission and expressly incorporated by reference, as the case may be, complied in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed, or furnished and expressly incorporated by reference, with the Commission, as the case may be, will comply in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder;

(e) The Bank exists as a Schedule I bank under the Bank Act (Canada), and has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectus as amended or supplemented and is qualified to transact business, except to the extent that the failure to be so qualified would not have a Material Adverse Effect as hereinafter defined;

(f) The Bank is not an “ineligible issuer” in connection with the offering of Securities pursuant to Rule 164 under the Act. Any Issuer Free Writing Prospectus that the Bank is required to file pursuant to Rule 433(d) under the Act has been, or will be, filed with the Commission in accordance with the requirements of the Act and the applicable rules and regulations of the Commission thereunder. Each Issuer Free Writing Prospectus that the Bank has filed or is required to file, pursuant to Rule 433(d) under the Act complies or will comply, in all material respects, with the requirements of the Act and the applicable rules and regulations of the Commission thereunder;

(g) Since the date of the latest audited financial statements included or incorporated by reference in the Prospectus as amended or supplemented there has not been (i) any material change in the share capital (other than as occasioned by common shares of the Bank having been issued pursuant to the Bank’s employee stock purchase plans, equity incentive option plans or dividend reinvestment plans, as occasioned upon conversion of convertible securities, as occasioned by shares issued in exchange for subsidiary corporation shares or acquisitions, and other than repurchased under the Bank’s normal course issuer bid), or (ii) any material adverse change in or affecting the financial position, shareholders’ equity or results of operations of the Bank and its consolidated subsidiaries considered as an entirety, in each case, otherwise than as set forth or contemplated in the Prospectus and the Registration Statement, each as amended or supplemented (any such change described in clause (ii) is referred to as a “Material Adverse Change”);

(h) This Agreement has been authorized, executed and delivered by the Bank;

(i) The series constituting the Securities has been duly authorized and established in conformity with the Indenture and, when the terms of a particular Security and of the issue and sale thereof have been duly authorized and established by all necessary corporate action in conformity with the Indenture, and such Security has been duly executed, authenticated and issued in accordance with the Indenture, and delivered against payment therefor as contemplated by this Agreement and any applicable Terms Agreement, such Security will have been duly executed, authenticated, issued and delivered and will constitute a valid and legally binding obligation of the Bank entitled to the benefits provided by the Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the Bank, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture conforms and the Securities will conform in all material respects to the descriptions thereof in the Prospectus as amended or supplemented;

(j) The execution and delivery by the Bank of this Agreement, the Indenture, the Securities and the issue and sale of the Securities and the compliance by the Bank with all of the provisions of the Securities, the Indenture, this Agreement and any Terms Agreement, and the consummation of the transactions herein and therein contemplated, will not result in a violation or breach of any of the terms or provisions of, or constitute a default under, any material indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Bank is a party or by which the Bank is bound or to which any of the property or assets of the Bank is subject, or result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Bank or any of its properties, except, in each case, for such conflicts, breaches, defaults and violations that would not have a material adverse effect on the business, financial position, shareholders’ equity or results of operations of the Bank and its subsidiaries considered as an entirety (a “Material Adverse Effect”) or affect the validity of the Securities, nor will such action result in any material violation of the provisions of the Bank Act (Canada) or a violation of the by-laws of the Bank; and no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required by the Bank for the solicitation of offers to purchase Securities and the issue and sale of the Securities or the consummation by the Bank of the other transactions contemplated by this Agreement, any Terms Agreement or the Indenture, except to the extent that the failure to obtain or make such consents, approvals, authorizations, orders, registrations or qualifications would not have a Material Adverse Effect or affect the validity of the Securities, and such consents, approvals, authorizations, orders, registrations or qualifications as have been, or will have been prior to the date of this Agreement, obtained under the Act or the Trust Indenture Act and such consents, approvals, authorizations, orders, registrations or qualifications as may be required under state securities or Blue Sky laws (including insurance laws of any state relating to offers and sales of securities in such state) or under applicable Canadian securities or banking laws in connection with the solicitation by any Agent of offers to purchase the Securities from the Bank and with purchases of the Securities by any Agent as principal, as the case may be, both in the manner contemplated hereby;

(k) There is no action, suit or proceeding pending or to the knowledge of the executive officers of the Bank threatened against the Bank or any of its subsidiaries, which has, or may reasonably be expected in the future to have, a Material Adverse Effect, except as set forth or contemplated in the Registration Statement and the Prospectus, each as amended or supplemented;

(l) The Bank is not, and after giving effect to the offer and sales of the Securities and application of the proceeds thereof as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder;

(m) Any auditor who audited the financial statements incorporated by reference into the Registration Statement and the Prospectus as amended or supplemented was an independent registered public accounting firm for the period covered by such auditor’s opinion with respect to such financial statements within the meaning of the Act and the regulations thereunder and the applicable Canadian securities laws;

(n) Neither the Bank nor any of its subsidiaries or affiliates, nor any director, officer, or employee, nor, to the Bank’s knowledge, any agent or representative of the Bank or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Bank and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein;

(o) The operations of the Bank and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including, to the extent applicable, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Bank and its subsidiaries conduct business, the rules and regulations thereunder and any applicable related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the executive officers of the Bank, threatened; and

(p)(i) The Bank represents that neither the Bank nor any of its subsidiaries (collectively, the “Entity”) or, to the knowledge of the Entity, any director, officer, employee, agent, affiliate or representative of the Entity, is an individual or entity (“Person”) that is, or is majority owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the Canadian Government, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan and Syria).

(ii) The Bank represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person in any manner that, to the knowledge of the Entity, will result in a violation of applicable Sanctions in the jurisdiction in which such activity is carried out by such Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

2.(a) On the basis of the representations and warranties, and subject to the terms and conditions, herein set forth, each of the Agents hereby severally and not jointly agrees to use its reasonable efforts to solicit and receive offers to purchase the Securities from the Bank upon the terms and conditions set forth herein, in the Prospectus as amended or supplemented from time to time and in any applicable Term Sheet.

The Bank reserves the right, in its sole discretion, to instruct the Agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase the Securities. Upon receipt of instructions from the Bank, the Agents will forthwith suspend solicitation of offers to purchase Securities from the Bank until such time as the Bank has advised the Agents that such solicitation may be resumed. During such time as the solicitation of offers to purchase the Securities shall be suspended, the Bank shall not be required to comply with the provisions of Sections 4(e), 4(f) and 4(g).

The Bank agrees to pay each Agent a commission, at the Time of Delivery (as hereinafter defined) of each sale of Securities by the Bank as a result of a solicitation made by such Agent, in an amount to be agreed to by the Bank and such Agent at the time of solicitation, it being understood and agreed that the commissions may not be the same for each Agent.

As Agents, you are authorized to solicit offers to purchase the Securities only in accordance with applicable securities laws and in authorized denominations as set forth in the Prospectus at a purchase price equal to 100% of their principal amount unless otherwise indicated on the applicable Term Sheet, if any, and Pricing Supplement. Each Agent shall communicate to the Bank, orally or in writing, each offer to purchase Securities other than those rejected by such Agent. The Bank shall have the sole right to accept offers to purchase Securities and may reject any proposed purchase of Securities as a whole or in part. The Agents shall have the right, in their discretion reasonably exercised, to reject any offer to purchase Securities, as a whole or in part, and any such rejection by the Agents shall not be deemed a breach of their agreements contained herein.

The obligation of any Agent, as agent of the Bank, to solicit offers to purchase the Securities shall be subject, in such Agent’s reasonable discretion, to the condition that the Bank shall have performed, or be in compliance with, in all material respects, its agreements in Sections 4(e), (f), and (g) and shall have performed, in all material respects, all of its other obligations hereunder theretofore in each case to be performed.

(b) Unless the Bank and the Agents otherwise agree, each sale of Securities to any Agent as principal shall be made in accordance with the terms of this Agreement and, unless the Bank and such Agent shall otherwise agree, a Terms Agreement which will provide for the sale of such Securities to, and the purchase thereof by, such Agent. A Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by such Agent. Unless the Bank and such Agent shall otherwise agree, the commitment of any Agent to purchase Securities pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties, and subject to the terms and conditions, herein set forth. Each Terms Agreement shall include a specification of the principal amount of Securities to be purchased by any Agent pursuant thereto, the price to be paid to the Bank for such Securities, the currency in which such Securities are to be denominated, any provisions relating to rights of, and default by, underwriters acting together with such Agent in the reoffering of the Securities, and the time (each, a “Time of Delivery”) and place of delivery of and payment for such Securities. Such Terms Agreement shall also specify any requirements for officers’ certificates, opinions of counsel and accountants’ letters pursuant to Section 4 hereof.

(c) Procedural details relating to the issue and delivery of Securities, the solicitation of offers to purchase, and purchases by any Agent as principal of, Securities, and the payment in each case therefor, are set forth in the Administrative Procedures attached hereto as Attachment A (the “Procedures”). Each Agent and the Bank agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Procedures as it may be amended from time to time by written agreement between the Agents and the Bank.

(d) Each Agent severally agrees, with respect to any Security denominated in a currency other than U.S. dollars, as agent, directly or indirectly, not to solicit offers to purchase, and as a principal under any Terms Agreement or otherwise, directly or indirectly, not to offer, sell or deliver, such Security in, or to residents of, the country issuing such currency (or if such Security is denominated in euros, not to residents of the 12 member states of the European Monetary Union; or if such Security is denominated in a composite currency, not to residents in any country issuing a currency comprising a portion of such composite currency), except, in each case, as permitted by applicable law.

(e) Each Agent severally represents and agrees with the Bank that it will promptly advise the Bank upon the completion of the distribution of any offering of Securities.

(f) Each Agent severally represents and agrees with the Bank that it will comply with or observe any restrictions or limitations set forth in the Prospectus as amended or supplemented on persons to whom, or the jurisdictions or manner in which, the Securities may be offered, sold, resold or delivered.

3. Any documents required to be delivered pursuant to Section 7 hereof shall be made available to the Agents and their counsel at the office of the Bank’s counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, and copies of such documents, other than documents delivered pursuant to Section 7(b), shall be made available to the Agents and their counsel electronically.

4. The Bank covenants and agrees with each Agent:

(a)(i) To make no amendment or supplement (other than an amendment or supplement as a result of the Bank’s filing of a report under the Exchange Act) to the Registration Statement, the Pricing Disclosure Package or the Prospectus after the date of any Terms Agreement and prior to the related Time of Delivery which shall be disapproved by any Agent party to such Terms Agreement promptly after reasonable notice thereof; (ii) to prepare, with respect to a particular offering of Securities to be sold by the Bank through or to such Agent pursuant to this Agreement, a Pricing Supplement and, if applicable, a Term Sheet (as hereinafter defined) with respect to such Securities in a form previously approved by such Agent and to file such Pricing Supplement or Term Sheet pursuant to Rule 424(b) or Rule 433(d) under the Act within the time required by such rule; (iii) to make no amendment or supplement to the Registration Statement, the Pricing Disclosure Package or the Prospectus other than any Term Sheet or Pricing Supplement (and other than an amendment or supplement as a result of filings by the Bank under the Exchange Act and other than the filing of prospectuses, preliminary prospectuses, preliminary prospectus supplements, free-writing prospectuses and other documents pursuant to Rule 424(b) or Rule 433 under the Act relating to securities other than the Securities purchased through or by such Agent), at any other time prior to having afforded each Agent a reasonable opportunity to review it; (iv) if requested by such Agent prior to the Applicable Time, to prepare an Issuer Free Writing Prospectus that is a final term sheet relating to such Securities in the form set forth in Annex II hereto (each, a “Term Sheet”), and to file such term sheet pursuant to Rule 433(d) under the Act within the time required by such rule; and (v) to file promptly all other material required to be filed by the Bank with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any definitive proxy or information statements required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise such Agent, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus or to the Pricing Disclosure Package has been filed with, or transmitted for filing to, the Commission (other than an amendment or supplement as a result of filings by the Bank under the Exchange Act and other than the filing of prospectuses, preliminary prospectuses, preliminary prospectus supplements, free-writing prospectuses and other documents pursuant to Rule 424(b) or Rule 433 under the Act relating to securities other than the Securities purchased through or by such Agent), of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, Pricing Disclosure Package or Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any such prospectus or suspending any such qualification, to use promptly its commercially reasonable efforts to obtain its withdrawal;

(b) To furnish such Agent with copies of the Registration Statement and each amendment thereto, and with copies of the Prospectus as each time amended or supplemented, other than any Pricing Supplement or Term Sheet (except as provided in the Procedures) or amendment or supplement relating solely to an offering of securities other than the Securities, in the form in which it is filed with, or transmitted for filing to, the Commission pursuant to Rule 424 under the Act, both in such quantities as such Agent may reasonably request from time to time; and, if the delivery of a prospectus is required at any time within 90 days after sale of the Securities (including Securities purchased from the Bank by such Agent as principal) and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act or the Trust Indenture Act, to notify such Agent as promptly as practicable and request such Agent to suspend solicitation of offers to purchase Securities from the Bank and, if so notified, such Agent shall forthwith cease such solicitations; and if the Bank shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, to so advise such Agent promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if during such same period such Agent continues to own Securities purchased from the Bank by such Agent as principal which such Agent proposes to sell, upon the reasonable request of such Agent, the Bank shall promptly prepare and file with the Commission such an amendment or supplement, the expense of such preparation and filing to be borne by the Bank if such amendment or supplement occurs within 90 days of the date of the relevant Pricing Supplement or Term Sheet and if after such 90-day period, by such Agent;

(c) That, from the date of any Terms Agreement with such Agent and continuing to and including the earlier of (i) the termination of the trading restrictions for the Securities purchased thereunder, as notified to the Bank by such Agent and (ii) the related Time of Delivery, the Bank will not, without the prior consent (such consent not to be unreasonably withheld or delayed) of such Agent, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank that (i) mature more than one year after such Time of Delivery, (ii) have the same maturity, and (iii) are otherwise substantially similar to the Securities. The restriction imposed by this Section 4(c) shall not apply to (i) any issue of debt securities denominated in a currency other than U.S. dollars, (ii) any securities issued by the Bank’s Chicago branch, (iii) an issue of debt securities of which at least 90% (based on gross offering proceeds) is offered and sold outside the United States, (iv) any securities registered under the Act pursuant to the registration statement on Form F-3 (No. 333-189814) of the Bank and BMO Covered Bond Guarantor Limited Partnership, dated October 18, 2013, as amended, or any successor registration statement, or (v) guarantees by the Bank of debt securities of its subsidiaries;

(d) That each acceptance by the Bank of an offer to purchase Securities hereunder, and each sale of Securities to such Agent pursuant to a Terms Agreement, shall be deemed to be an affirmation to such Agent that the representations and warranties of the Bank contained in or made pursuant to this Agreement are true and correct in all material respects as of the date of such acceptance or of such Terms Agreement as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented at such time);

(e) That each time the Registration Statement or the Prospectus shall be amended or supplemented as a result of the filing by the Bank of its annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and each time, if so indicated in the applicable Terms Agreement, the Bank sells Securities to such Agent as principal, the Bank shall furnish or cause to be furnished (as promptly as reasonably practicable in the case of any such amendment or supplement) to such Agent, upon its request, a certificate of an officer of the Bank, in his or her capacity as an officer of the Bank, dated the date of such supplement, amendment or Time of Delivery related to such sale, in form satisfactory to such Agent in its reasonable judgment to the effect that the statements contained in the certificate referred to in Section 7(f) hereof which was last furnished to such Agent are true and correct, in all material respects, at such date, as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, certificates of the same tenor as the certificates referred to in said Section 7(f) but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date;

(f) That each time the Registration Statement or the Prospectus shall be amended or supplemented as a result of the filing by the Bank of its annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and each time, if so indicated in the applicable Terms Agreement, the Bank sells Securities to such Agent as principal, the Bank shall furnish or cause to be furnished (as promptly as reasonably practicable in the case of any such amendment or supplement) to such Agent, upon its request, a written opinion and letter of Sullivan & Cromwell LLP, United States counsel for the Bank, and a written opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, or, in either case, other counsel satisfactory to such Agent in its reasonable judgment, dated the date of such amendment, supplement or Time of Delivery relating to such sale, each in form satisfactory to such Agent in its reasonable judgment, to the effect that such Agent may rely on the opinion and letter referred to in Section 7(c) or the opinion referred to in Section 7(d) hereof, as the case may be, which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that statements in such last opinion or letter shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in lieu of either such opinion, an opinion and letter of the same tenor as the opinion and letter referred to in Section 7(c) or an opinion of the same tenor as the opinion referred to in Section 7(d) hereof, as the case may be, but modified to relate to the Registration Statement and the Prospectus as amended and supplemented to such date;

(g) That each time the Registration Statement or the Prospectus shall be amended or supplemented as a result of the filing by the Bank of its annual report pursuant to Section 13(a) or 15(d) of the Exchange Act to set forth financial information included in or derived from the Bank’s consolidated financial statements, and each time, if so indicated in the applicable Terms Agreement, the Bank sells Securities to such Agent as principal, the Bank shall cause its independent registered public accounting firm to furnish (as promptly as reasonably practicable in the case of any such amendment or supplement) to such Agent, upon its request, a letter, dated a date which is as soon as reasonably practicable after the date of such amendment or supplement, or a letter, dated the Time of Delivery relating to such sale, in either case in form satisfactory to such Agent in its reasonable judgment, of the same tenor as the letter referred to in Section 7(e) hereof but modified to relate to the Registration Statement and the Prospectus as amended or supplemented to the date of such amendment or supplement or Terms Agreement and Time of Delivery, as the case may be, with such changes as may be necessary to reflect changes in the financial statements and other information derived from the accounting records of the Bank, to the extent such financial statements and other information are available as of a date not more than five business days prior to the date of such letter; and

(h) To consider any request by the Agents to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Agents shall reasonably request.

5.(a) The Bank and each Agent agree that the Agents may prepare and use one or more preliminary or final term sheets relating to the Securities containing customary information; provided that such information has been approved by the Bank in writing before the first communication containing such information is used;

(b) Each Agent severally represents that it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Securities other than (A) any written communication permitted under subparagraph (a) above, (B) any Term Sheet or (C) any written communication prepared by such Agent and approved by the Bank in advance in writing;

(c) Except in the case of Securities sold directly by the Bank, with respect to any particular issuance of Securities, the Bank represents to the Agent purchasing or soliciting the purchase of such Securities that it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy such Securities other than (A) any written communication permitted under subparagraph (a) above, (B) any Term Sheet or (C) any written communication approved by such Agent in advance in writing;

(d) The Bank represents and agrees that it has complied and, in connection with any issuance of securities, will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus related to such issuance, including timely filing with the Commission where required, legending and record keeping, and neither the Bank nor any Agent, without the written consent of the Bank or each relevant Agent, as the case may be, will take any action that would result in the Bank or any Agent, as the case may be, being required to file with the Commission pursuant to Rule 433(d) under the Act a Free Writing Prospectus that would not otherwise have been required to be filed thereunder;

(e) With respect to any issue of Securities, the Bank agrees that if at any time following the relevant Applicable Time until and including the related Time of Delivery any event occurred or occurs as a result of which an Issuer Free Writing Prospectus included in the relevant Pricing Disclosure Package would conflict (except to the extent that such conflict is a modification of or supersedes previous information) with the information in the Registration Statement, the Prospectus, the Prospectus as amended or supplemented or the Pricing Supplement or, taken together with the relevant Pricing Disclosure Package, would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Bank will give prompt notice thereof to the relevant Agents and, (ii) if requested by such Agents, will prepare and furnish without charge to each Agent an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this Section 5(e) shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Bank by the Agent or Agents making such request expressly for use therein;

(f) Each Agent severally covenants and agrees with the Bank that each acceptance by such Agent of an offer to purchase Securities hereunder, and each sale of Securities from the Bank to such Agent pursuant to a Terms Agreement, shall be deemed to be an affirmation to the Bank that the representations and warranties of such Agent contained in or made pursuant to this Agreement are true and correct in all material respects as of the date of such acceptance or of such Terms Agreement as though made at and as of such time; and

(g) Each Agent severally represents and agrees that:

(i) it will only sell Securities in accordance with the terms and conditions set forth in this Agreement, any applicable Terms Agreement and the Pricing Disclosure Package;

(ii) it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Securities or possesses or distributes the Prospectus as amended or supplemented, the Prospectus Supplement, any Pricing Supplement, any Term Sheet or any Issuer Free Writing Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and the Bank shall have no responsibility in relation to this; and

(iii) it will not offer or sell any Securities purchased by it, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank, and further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to any Securities that may be entered into by such Agent.

6. The Bank covenants and agrees with each Agent that the Bank will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Bank’s counsel and accountants in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, the Prospectus, any Term Sheet, any Issuer Free Writing Prospectus and any Pricing Supplements and all other amendments and supplements thereto and the mailing and delivering of copies thereof to such Agent; (ii) the reasonable fees and expenses of counsel for the Agents in connection with the transactions contemplated hereunder; (iii) the cost of printing, word-processing or reproducing this Agreement, the Registration Statement, any Preliminary Prospectus, the Prospectus, the Pricing Disclosure Package, any Issuer Free Writing Prospectus, any Terms Sheet and any Pricing Supplements, any Indenture, any Blue Sky and Legal Investment Memoranda and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iv) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 4(h) hereof, including fees and disbursements of the Bank’s counsel and reasonable fees and disbursements of Agent’s counsel in connection with such qualification and in connection with the Blue Sky and legal investment surveys and all filing fees incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority; (v) any fees charged by security rating services for rating the Securities; (vi) the cost of preparing the Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (viii) any advertising expenses connected with the solicitation of offers to purchase and the sale of Securities so long as such advertising expenses have been pre-approved by the Bank; (ix) the costs and expenses of the Bank relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Bank, travel and lodging expenses of the representatives and officers of the Bank and any such consultants, and the cost of any aircraft chartered in connection with the road show; (x) all reasonable costs and expenses related to the transfer and delivery of the Securities to the Agents, including any transfer or other similar taxes payable thereon; and (xi) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. Each Agent shall pay all other fees and expenses it incurs.

7. The obligation of any Agent hereunder, as agent of the Bank, shall be subject, in such Agent’s reasonable discretion, to the condition that all representations and warranties and other statements of the Bank herein are true and correct, in all material respects, at and as of the date of this Agreement and to the condition that the Bank shall have performed, in all material respects, all of its obligations hereunder theretofore in each case to be performed and to the following additional conditions:

(a) No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission or, to the knowledge of the executive officers of the Bank, shall be contemplated by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of such Agent;

(b) Such Agent shall have received, upon its request, from Shearman & Sterling LLP, United States counsel to the Agents, or other counsel satisfactory to such Agent in its reasonable judgment, such opinion and letter, dated the date of this Agreement, with respect to the validity of the Indenture and the Securities, matters related to the Registration Statement and the Prospectus, as amended or supplemented, and such other matters as such Agent may request in its reasonable judgment, and the Bank shall have furnished to such counsel such documents as such counsel requests in its reasonable judgment for the purpose of enabling such counsel to pass upon such matters;

(c) Such Agent shall have received an opinion and letter of Sullivan & Cromwell LLP, United States counsel for the Bank, or other counsel satisfactory to such Agent in its reasonable judgment, dated the date of this Agreement, to the effect set forth in Annex III hereto;

(d) Such Agent shall have received an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, or other counsel satisfactory to such Agent in its reasonable judgment, dated the date of this Agreement, to the effect set forth in Annex IV hereto;

(e) At 11:00 A.M., New York City time, on the date of this Agreement, if requested by such Agent, the independent registered public accounting firm who have audited the financial statements of the Bank and its subsidiaries included or incorporated by reference in the Registration Statement and the Prospectus shall have furnished to such Agent a letter, dated such applicable date, in form and substance satisfactory to such Agent, to the effect set forth in Annex V hereto; and

(f) The Bank shall have furnished or caused to be furnished to such Agent a certificate of any Vice Chairman, any Executive or Senior Vice President, any Executive Managing Director or any Vice President or any principal financial or accounting officer of the Bank, dated the date of this Agreement, in which such officer, in his or her capacity as such, to the best of his or her knowledge after reasonable investigation, shall state that the representations and warranties of the Bank in this Agreement are true and correct, in all material respects, as of such applicable date, that the Bank has complied with all agreements and satisfied all conditions on its part to be performed or satisfied, in all material respects, at or prior to such applicable date, that no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are threatened by the Commission, and that, since the respective dates as of which information is given in the Registration Statement and the Prospectus, as amended or supplemented, there has not been any Material Adverse Change, otherwise than as set forth or contemplated in the Registration Statement and the Prospectus, as amended or supplemented.

8.(a) The Bank will indemnify and hold harmless each Agent and each person, if any, who controls any of the Agents within the meaning of the Act, against any losses (other than loss of profits), claims, damages or liabilities, joint or several, to which such Agent or such controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary prospectus, any preliminary prospectus supplement, the Registration Statement, the Pricing Disclosure Package or the Prospectus, each as amended or supplemented, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Agent and such controlling person for any legal or other expenses reasonably incurred by it in connection with investigating or defending any such action or claim, as incurred; provided, however, that the Bank will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus, any preliminary prospectus supplement, the Registration Statement, the Pricing Disclosure Package or the Prospectus, each as amended or supplemented, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Bank by such Agent expressly for use therein.

(b) Each Agent, severally and not jointly, will indemnify and hold harmless the Bank and each person, if any, who controls the Bank within the meaning of the Act, against any losses, claims, damages or liabilities to which the Bank or such controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary prospectus, any preliminary prospectus supplement, the Registration Statement, the Pricing Disclosure Package or the

Prospectus, each as amended or supplemented, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any preliminary prospectus, any preliminary prospectus supplement, the Registration Statement, the Pricing Disclosure Package or the Prospectus, each as amended or supplemented, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Bank by such Agent expressly for use therein; and will reimburse the Bank for any legal or other expenses reasonably incurred by the Bank or such controlling person in connection with investigating or defending any such action or claim, as incurred.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; provided, however, that the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would, in the judgment of counsel, be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties. Such firm shall be designated in writing by the Agents in the case of parties indemnified pursuant to Section 8(a) and by the Bank in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party (which such consent shall not be unreasonably conditioned, delayed or withheld), effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes (x) no admission of culpability of such indemnified party and (y) an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses (other than loss of profits), claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and each Agent on the other from the offering of the Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Bank on the one hand and each Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and each Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the sale of Securities (before deducting expenses) received by the Bank bear to the total commissions or discounts received by such Agent in respect thereof. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading relates to information supplied by the Bank on the one hand or by any Agent on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Bank and each Agent agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), an Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased by or through it were sold exceeds the amount of any damages which such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) or found to be grossly negligent by a court of competent jurisdiction shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) The obligations of the Bank under this Section 8 shall be in addition to any liability which the Bank may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Agent within the meaning of the Act; and the obligations of each Agent under this Section 8 shall be in addition to any liability which such Agent may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Bank and to each person, if any, who controls the Bank within the meaning of the Act.

9. Subject to Section 15, in soliciting offers by others to purchase Securities from the Bank, each Agent is acting solely as agent for the Bank, and not as principal (other than in respect of any purchase by an Agent pursuant to a Terms Agreement). Each Agent will make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Securities from the Bank has been accepted by the Bank, but such Agent shall not have any liability to the Bank in the event such purchase for any reason is not consummated. If the Bank shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, the Bank shall indemnify and hold each Agent harmless against any loss (other than loss of profits), claim or damage arising from or as a result of such default by the Bank.

10. The respective indemnities, agreements, representations, warranties, and other statements by any Agent and the Bank or its officers set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation or statement as to the results thereof made by or on behalf of any Agent or the Bank or any of its officers or directors or any controlling person, and will survive each delivery of and payment for any of the Securities.

11.(a) The provisions of this Agreement relating to the solicitation of offers to purchase the Securities may be suspended or terminated at any time by the Bank as to any Agent or by any Agent as to such Agent upon the giving of written notice of such suspension or termination to such Agent or the Bank, as the case may be. In the event of any such suspension or termination, with respect to any Agent, this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred and no party shall have any liability to the other party hereto, except as provided in the third paragraph of Section 2(a), Section 6, Section 8, Section 9 and Section 10 and except that, if at the time of such suspension or termination, an offer for the purchase of Securities shall have been accepted by the Bank but the delivery of the Securities relating thereto to the purchaser or his agent shall not yet have occurred, the Bank shall have the obligations provided in subsections (e), (f) and (g) of Section 4.

(b) The Bank, in its sole discretion, may appoint one or more additional parties to act as Agents hereunder from time to time. Any such appointment shall be made in a writing signed by the Bank and the party so appointed. Such appointment shall become effective in accordance with its terms after the execution and delivery of such writing by the Bank and such other party. When such appointment is effective, such other party shall be deemed to be one of the Agents referred to in, and to have the rights and obligations of an Agent under, this Agreement, subject to the terms and conditions of such appointment.

(c) The Bank, in its sole discretion, may increase the aggregate initial offering price of the Securities from time to time without consent of, or notice to, any Agent.

(d) The Bank and any Agent may amend, eliminate or otherwise change any provision of this Agreement with respect to such Agent without consent of, or notice to, any other Agent. Any such amendment, elimination or change shall be made in a writing signed by the Bank and each Agent that is a party to such amendment, elimination or change. In the event of such amendment, elimination or change, this Agreement shall remain in full force and effect with respect to any Agent that is not a party to such amendment, elimination or change (without giving effect to such amendment, elimination or change with respect to such Agent) unless suspended or terminated with respect to such Agent pursuant to clause (a) of this Section 11.

12. The following terms shall apply to any Terms Agreement if provided for therein:

(a) If any Agent shall default in its obligation to purchase the Securities which it has agreed to purchase pursuant to such Terms Agreement, the representatives, if any, named in such Terms Agreement may in their discretion arrange for the representatives or another party or parties to purchase such Securities on the terms provided by such Terms Agreement. If within thirty-six hours after such default by any Agent the representatives do not arrange for the purchase of such Securities, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or parties satisfactory to the representatives to purchase such Securities on such terms.

(b) In the event that, within the respective prescribed periods, the representatives notify the Bank that they have so arranged for the purchase of such Securities, or the Bank notifies the representatives that it has so arranged for the purchase of such Securities, the representatives or the Bank shall have the right to postpone the Time of Delivery for a period of not more than seven calendar days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Pricing Disclosure Package or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement, the Pricing Disclosure Package or the Prospectus which in the representatives’ opinion may thereby be made necessary. The term “Agent” as used with respect to such Terms Agreement shall include any person substituted under this Section 12 (if applicable) with like effect as if such person had originally been a party to such Terms Agreement.

(c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities covered by such Terms Agreement, then the Bank shall have the right to require each non-defaulting Agent which is a party to that Terms Agreement to purchase the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement and, in addition, to require each non-defaulting Agent which is a party to that Terms Agreement to purchase its pro rata share (based on the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement) of the Securities of such defaulting Agent or Agents for which such arrangements have not been made; provided, however, that nothing in this Section 12(c) shall relieve a defaulting Agent from liability for its default.

(d) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the Agents and the Bank as provided in subsection (a) above, the aggregate principal amount of Securities pursuant to such Terms Agreement which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities covered by such Terms Agreement, or if the Bank shall not exercise the right described in subsection (c) above to require non-defaulting Agents to purchase Securities of a defaulting Agent or Agents, then such Terms Agreement shall thereupon terminate, without liability on the part of any non-defaulting Agent or the Bank, except for the expenses to be borne by the Bank and the Agents as provided in Section 6 hereof incorporated therein by reference and the indemnity and contribution agreement in Section 8 hereof incorporated therein by reference; provided, however, that nothing in this Section 12(d) shall relieve a defaulting Agent from liability for its default.

13. Except as otherwise specifically provided herein or in the Procedures, all statements, requests, notices and advices hereunder shall be in writing, or by telephone if promptly confirmed in writing, and if to an Agent, shall be sufficient in all respects when delivered or sent by facsimile transmission or registered mail as set forth in Annex VI hereto under such Agent’s name, and if to the Bank shall be sufficient in all respects when delivered or sent by registered mail to Bank of Montreal, 100 King Street West, 1 First Canadian Place, 18th Floor, Toronto, Ontario, Canada M5X 1A1, Facsimile Transmission: (416) 867-7193, Attention: Senior Vice President and Treasurer, with a copy to Osler, Hoskin & Harcourt LLP, 100 King Street West, Suite 6600, Toronto, Ontario, Canada M5X 1B8, Facsimile Transmission: (416) 862-6666, Attention: Kashif Zaman.

14. This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, each Agent (or the applicable Agent, in the case of a Terms Agreement) and the Bank, and to the extent provided in Section 8 and Section 10 hereof, the officers and directors of the Bank and any person who controls any Agent or the Bank and an affiliate of an Agent, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement. No purchaser of any of the Securities through or from any Agent hereunder shall be deemed a successor or assign by reason of such purchase.

15. The Bank acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to this Agreement and any Terms Agreement is an arm’s-length commercial transaction between the Bank, on the one hand, and the Agents, on the other, (ii) in connection therewith and with the process leading to such transaction each Agent is acting solely as a principal and not the agent or fiduciary of the Bank, (iii) no Agent has assumed an advisory or fiduciary responsibility in favor of the Bank with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Agent has advised or is currently advising the Bank on other matters) or any other obligation to the Bank except the obligations expressly set forth in this Agreement, (iv) the Agent may have interests that differ from the interests of the Bank and (v) the Bank has consulted its own legal and financial advisors to the extent it deemed appropriate. The Bank agrees that it will not claim that the Agent, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Bank, in connection with such transaction or the process leading thereto.

16. This Agreement and any Terms Agreement supersede all prior agreements and understandings (whether written or oral) between the Bank and the Agents, or any of them, with respect to the subject matter hereof.

17. This Agreement and any Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

18. The Bank irrevocably (i) agrees that any legal suit, action or proceeding against the Bank brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or any Terms Agreement may be instituted in any state or federal court in The City of New York (a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding, and (iii) submits to the jurisdiction of such courts in any such suit, action or proceeding. The Bank irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement or any Terms Agreement or the transactions contemplated hereby and thereby that is instituted in any New York Court. The Bank has appointed BMO Capital Markets Corp., 3 Times Square, 28th Floor, New York, New York 10036 (Attention: Legal Department), as its authorized agent (the “Authorized Agent”) upon which process may be served in any such action arising out of or based on this Agreement or any Terms Agreement that may be instituted in any New York Court by any Agent or by any person who controls any Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank. Notwithstanding the foregoing, neither the Bank’s appointment of the Authorized Agent as its agent for service of process nor its consent to the jurisdiction of any New York Court and waiver of any defenses or objections thereto provided in this Section 18 shall apply to any legal action, suit or proceeding arising out of or based upon United States federal securities laws.

19. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which, in accordance with normal banking procedures, the relevant Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

20. Time shall be of the essence in this Agreement and any Terms Agreement. As used herein, “business day” shall mean any day other than a day when the Commission’s office in Washington, D.C. is not open for business or banking institutions are authorized or obligated by law or executive order to close in The City of New York or Toronto, Ontario.

21. This Agreement and any Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all of such respective counterparts shall together constitute one and the same instrument.

22. Notwithstanding anything herein to the contrary, the Bank is authorized to disclose to any persons the U.S. federal and state income tax treatment and tax structure of any potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Bank relating to that treatment and structure, without any Agent imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to the U.S. federal and state income tax treatment of the potential transaction.

23. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Bank, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

If the foregoing is in accordance with your understanding, please sign and return to us five counterparts hereof, whereupon this letter and the acceptance by each of you thereof shall constitute a binding agreement between the Bank and each of you in accordance with its terms.

Very truly yours,

BANK OF MONTREAL

By:	/s/ Cathryn E. Cranston
	Name:	Cathryn E. Cranston
	Title:	Senior Vice President and Treasurer

Accepted in New York, New York

BMO CAPITAL MARKETS CORP.

By:	/s/ Brad Rothbaum
	Name:	Brad Rothbaum
	Title:	Managing Director, BMO Capital Markets

ANNEX I

Bank of Montreal

U.S. $[        ]

Senior Medium-Term Notes, Series B

Form of Terms Agreement

[Date]

[Name(s) and Address(es) of Agent(s)]

Ladies and Gentlemen:

Bank of Montreal (the “Bank”) proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated 27, 2014 (the “Distribution Agreement”), among the Bank, [Name(s) of Agent(s)] (individually, an “Agent” and, collectively, the “Agents”) and the other agents listed in Annex VI thereto, to issue and sell to the Agents the securities specified in Schedule I hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement, other than Section 9 thereof, is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Unless otherwise defined herein, all terms used herein have the meanings given to them in the Distribution Agreement.

Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth in the Distribution Agreement shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty in Section 1 of the Distribution Agreement which makes reference to the Registration Statement, the Pricing Disclosure Package or the Prospectus shall be deemed to be a representation and warranty as of the date of the Distribution Agreement in relation to the Registration Statement, the Pricing Disclosure Package or the Prospectus (each as therein defined), and also a representation and warranty as of the date of this Terms Agreement and as of the Time of Delivery for the Purchased Securities, in each case, in relation to the Registration Statement, the Pricing Disclosure Package or the Prospectus as amended and supplemented in relation to the Purchased Securities.

An amendment to the Registration Statement, or a supplement to the Prospectus, or a Term Sheet, as the case may be, relating to the Purchased Securities, in the form heretofore delivered to you, is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to the Agents and the Agents agree to purchase from the Bank the Purchased Securities, at the time and place, in the principal amount and at the purchase price set forth in Schedule I hereto. The obligation of any Agent to purchase Securities as principal pursuant to this Terms Agreement shall be subject, in such Agent’s reasonable discretion, to the condition that each representation and warranty in Section 1 of the Distribution Agreement which makes reference to the Registration Statement, the Pricing Disclosure Package or the Prospectus are true and correct, in all material respects, as of the date of this Terms Agreement in relation to the Registration Statement, the Pricing Disclosure Package or the Prospectus as amended and supplemented in relation to the Purchased Securities and the settlement date hereunder, and to the condition that the Bank shall have performed, in all material respects, all of its obligations under the Distribution Agreement theretofore in each case to be performed and to the following additional conditions:

At the Time of Delivery for the Purchased Securities, there shall not have been any Material Adverse Change, otherwise than as set forth or contemplated in the Pricing Disclosure Package, since the respective dates as of which information is given in the Registration Statement and the Prospectus, as amended or supplemented in relation to the Purchased Securities, the effect of which, in the reasonable judgment of the Agents, is so material and adverse as to make it impracticable or inadvisable to proceed with the purchase and public offering of the Purchased Securities by the Agents, on the terms and in the manner contemplated in the Pricing Disclosure Package, as amended or supplemented.

The Agents may terminate this Terms Agreement by notice given to the Bank, if after the execution and delivery of this Terms Agreement and prior to the Time of Delivery for the Purchased Securities: (i) there shall have occurred any suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange if the effect of any such event, in the reasonable judgment of the Agents, makes it impracticable or inadvisable to proceed with the purchase and public offering by the Agents of the Purchased Securities; (ii) a general moratorium on commercial banking activities in New York is declared by either Federal or New York State authorities or in Toronto is declared either by federal or provincial authorities; (iii) there shall have occurred any outbreak or escalation of hostilities or any calamity or crisis involving the United States or Canada or there shall have been any declaration by the United States or Canada of a national emergency or war, other than any such outbreak, escalation or declaration arising out of or relating to the United States’ war on terrorism that does not represent a significant departure from the conditions that exist on the date of this Terms Agreement; (iv) trading is suspended in the Bank’s securities on the New York Stock Exchange or the Toronto Stock Exchange; (v) there shall have occurred any downgrading, or the Bank shall have received any written notice of any intended downgrading, in the rating accorded the Bank’s debt by Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, Standard & Poor’s, a division of The McGraw Hill Companies, Inc., Fitch Ratings, a division of The Fitch Group, or DBRS Limited and DBRS, Inc., or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, the ratings accorded the Bank’s debt; or (vi) there shall have occurred any material disruption in securities settlement, payment or clearance services in the United States or Canada, if, in the case of clauses (iii) and (vi), the effect of such an event in the reasonable judgment of the Agents, is to make it impracticable or inadvisable to proceed with the purchase and public offering of the Purchased Securities by the Agents, on the terms and in the manner contemplated in the Pricing Disclosure Package, as amended or supplemented.

[List any additional conditions].

This Terms Agreement is a Terms Agreement referred to in the Distribution Agreement and shall be governed by and construed in accordance with the law of the State of New York.

If the foregoing is in accordance with your understanding, please sign and return to us [            ] counterparts hereof, and, upon acceptance hereof by you, this letter and such acceptance hereof, including those provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

Bank of Montreal

By:
Name:
Title:

Accepted:

[Name(s) of Agent(s)]

By:
Name:
Title:

Schedule I to Annex I

Title of Purchased Securities:	[—]

Aggregate Principal Amount:	[$—] or units of other Specified Currency

Price to Public:

Applicable Time:	[time of day, month, day and year]

Purchase Price by [Name(s) of Agent(s)]:	[—]% of the principal amount of the Purchased Securities[, plus accrued interest from to ] [and accrued amortization, if any, from to ] (representing a purchase price equal to the Price to Public, less a commission payable to the Agents of [—]% of the principal amount of the Purchased Securities)

Method of and Specified Funds for Payment of Purchase Price:	[By certified or official bank cheque or cheques, payable to the order of the Bank, in [New York] [Clearing House] [immediately available] funds]

[By wire transfer to a bank account specified by the Bank in [next day] [immediately available] funds]

Indenture:	Indenture, dated as of January 25, 2010, as amended or supplemented, between the Bank and Wells Fargo Bank, National Association, as Trustee

Time of Delivery:

Closing Location for Delivery of Securities:

Maturity Date:

Interest Rate:	[%]

Interest Payment Dates:	[months and dates]

Regular Record Dates:	[months and dates]

Documents to be Delivered:	The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:
[None]
or
[1. The officers’ certificate referred to in Section 4(e).]
[2. The opinions of counsel to the Bank referred to in Section 4(f).]
[3. The accountants’ letter referred to in Section 4(g).]

Schedule II to Annex I

(a)	Issuer Free Writing Prospectuses:

[Term Sheet in the form set forth in Annex II of the Distribution Agreement, but only if the Bank is requested by the Agent(s) to prepare and file such term sheet pursuant to Section 4(a) of the Distribution Agreement.]

(b)	Additional Information in Pricing Disclosure Package:

[List any free writing prospectus, other than the Term Sheet, that the Bank and the Agent(s) have expressly agreed in writing to include as part of the Pricing Disclosure Package]

ANNEX II

Form of Term Sheet

[To be modified as appropriate and completed prior to the Applicable Time]

Bank of Montreal

Title of Purchased Securities:

Aggregate Principal Amount Offered:

Price to Public:

Settlement Date:

Managing Agent(s):

Discount/Purchase Price by Agent(s):

Maturity Date:

Interest Rate:

Interest Payment Dates:

Interest Reset Dates:

Redemption Provisions:

[Treasury Benchmark/Treasury Price and Yield/Spread to Treasury/Reoffer Yield/Minimum Denominations/Other Provisions:]

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free —.

AII-1

ANNEX III

Form of Opinion of Sullivan & Cromwell LLP

AIII-1

Form of Letter of Sullivan & Cromwell LLP

AIII-2

ANNEX IV

Form of Opinion of Osler, Hoskin & Harcourt LLP

AIV-1

ANNEX V

Form of Letter of Independent Registered Public Accounting Firm

AV-1

ANNEX VI

Agents

Name:	Contact Information:
BMO Capital Markets Corp.	3 Times Square, 27th Floor New York, NY 10036 Attn: Brad Rothbaum

AVI-1

ATTACHMENT A

Bank of Montreal

Administrative Procedure

This Administrative Procedure relates to the Securities defined in the Distribution Agreement, dated June 27, 2014 (the “Distribution Agreement”), between Bank of Montreal (the “Bank”) and the Agents listed in Annex VI thereto (individually, an “Agent” and, collectively, the “Agents”), to which this Administrative Procedure is attached as Attachment A. Defined terms used herein and not defined herein shall have the meanings given such terms in the Distribution Agreement, the Prospectus as amended or supplemented or the Indenture.

The procedures to be followed with respect to the settlement of sales of Securities directly by the Bank to purchasers solicited by an Agent, as agent, are set forth below. The terms and settlement details related to a purchase of Securities by an Agent, as principal, from the Bank will be set forth in a Terms Agreement pursuant to the Distribution Agreement, unless the Bank and such Agent otherwise agree as provided in Section 2(b) of the Distribution Agreement, in which case the procedures to be followed in respect of the settlement of such sale will be as set forth below. An Agent, in relation to a purchase of a Security by a purchaser solicited by such Agent, is referred to herein as the “Selling Agent” and, in relation to a purchase of a Security by such Agent, as principal, other than pursuant to a Terms Agreement, as the “Purchasing Agent.”

The Bank will advise each Agent in writing of those persons with whom such Agent is to communicate regarding offers to purchase Securities and the related settlement details.

Each Security will be issued only in fully registered form and will be represented by either a global security (a “Global Security”) delivered to the Trustee, as agent for The Depository Trust Company (the “Depositary”), and recorded in the book-entry system maintained by the Depositary (a “Book-Entry Security”) or a certificate issued in definitive form (a “Certificated Security”) delivered to a person designated by an Agent, as set forth in the applicable Prospectus Supplement. An owner of a Book-Entry Security will not be entitled to receive a certificate representing such a Security, except as provided in the Indenture.

Book-Entry Securities will be issued in accordance with the Administrative Procedure set forth in Part I hereof, and Certificated Securities will be issued in accordance with the Administrative Procedure set forth in Part II hereof.

PART I: ADMINISTRATIVE PROCEDURE FOR BOOK-ENTRY SECURITIES

In connection with the qualification of the Book-Entry Securities for eligibility in the book-entry system maintained by the Depositary, the Trustee will perform the custodial, document control and administrative functions described below, in accordance with its respective obligations under a Letter of Representations from the Bank and the Trustee to the Depositary, dated January 25, 2010, and a Medium-Term Note Certificate Agreement between the Trustee and the Depositary, dated as of March 9, 1995 (the “Certificate Agreement”), and its obligations as a participant in the Depositary, including the Depositary’s Same-Day Funds Settlement System (“SDFS”).

Posting Rates by the Bank:

The Bank and the Agents will discuss from time to time the rates of interest per annum to be borne by and the maturity of Book-Entry Securities that may be sold as a result of the solicitation of offers by an Agent. The Bank may establish a fixed set of interest rates and maturities for an offering period. If the Bank decides to change already posted rates, it will promptly advise the Agents to suspend solicitation of offers until the new posted rates have been established with the Agents.

Acceptance of Offers by the Bank:

Each Agent will promptly advise the Bank by telephone or other appropriate means of all reasonable offers to purchase Book-Entry Securities, other than those rejected by such Agent. Each Agent may, in its discretion reasonably exercised, reject any offer received by it in whole or in part. Each Agent also may make offers to the Bank to purchase Book-Entry Securities as a Purchasing Agent. The Bank will have the sole right to accept offers to purchase Book-Entry Securities and may reject any such offer in whole or in part.

The Bank will promptly notify the Selling Agent or Purchasing Agent, as the case may be, of its acceptance or rejection of an offer to purchase Book-Entry Securities. If the Bank accepts an offer to purchase Book-Entry Securities, it will confirm such acceptance in writing to the Selling Agent or Purchasing Agent, as the case may be, and the Trustee.

Communication of Sale Information to the Bank by Agent and Settlement Procedures:

A. After the acceptance of an offer by the Bank, the Selling Agent or Purchasing Agent, as the case may be, will communicate promptly, but in no event later than the time set forth in the “Settlement Procedure Timetable” below, the following details of the terms of such offer (the “Sale Information”) to the Bank by telephone (confirmed in writing) or by facsimile transmission or other acceptable written means:

(1)	Principal Amount of Book-Entry Securities to be purchased;

(2)	If a Fixed Rate Book-Entry Security, the interest rate and initial interest payment date;

(3)	Trade Date;

(4)	Settlement Date;

(5)	Maturity Date;

(6)	Specified Currency and, if the Specified Currency is other than U.S. dollars, the applicable Exchange Rate for such Specified Currency;

(7)	Issue Price;

(8)	Selling Agent’s commission or Purchasing Agent’s commission, as the case may be;

(9)	Net Proceeds to the Bank;

(10)	If a redeemable Book-Entry Security, such of the following as are applicable:

(i)	Redemption Commencement Date,

(ii)	Initial Redemption Price (% of par), and

(iii)	Amount (% of par) that the Redemption Price shall decline (but not below par) on each anniversary of the Redemption Commencement Date;

(11)	If a Floating Rate Book-Entry Security, such of the following as are applicable:

(i)	Interest Rate Basis,

(ii)	Index Maturity,

(iii)	Spread or Spread Multiplier,

(iv)	Maximum Rate,
(v)	Minimum Rate,

(vi)	Initial Interest Rate,

(vii)	Interest Reset Dates,

(viii)	Interest Calculation Dates,

(ix)	Interest Determination Dates,
(x)	Interest Payment Dates,

(xi)	Regular Record Dates, and

(xii)	Calculation Agent;

(12)	Name, address and taxpayer identification number of the registered owner(s);

(13)	Denomination of certificates to be delivered at settlement;

(14)	Book-Entry Security or Certificated Security; and

(15)	Selling Agent or Purchasing Agent.

B. After receiving the Sale Information from the Selling Agent or Purchasing Agent, as the case may be, the Bank will communicate such Sale Information to the Trustee by facsimile transmission or other acceptable written means. The Trustee will assign a CUSIP number to the Global Security from a list of CUSIP numbers previously delivered to the Trustee by the Bank representing such Book-Entry Security and then advise the Bank and the Selling Agent or Purchasing Agent, as the case may be, of such CUSIP number.

C. The Trustee will enter a pending deposit message through the Depositary’s Participant Terminal System, providing the following settlement information to the Depositary, and the Depositary shall forward such information to such Agent and Standard & Poor’s Ratings Group:

(1)	The applicable Sale Information;

(2)	CUSIP number of the Global Security representing such Book-Entry Security;

(3)	Whether such Global Security will represent any other Book-Entry Security (to the extent known at such time);

(4)	Number of the participant account maintained by the Depositary on behalf of the Selling Agent or Purchasing Agent, as the case may be, which number will be supplied by such Selling Agent or Purchasing Agent;

(5)	The interest payment period; and

(6)	Initial Interest Payment Date for such Book-Entry Security, number of days by which such date succeeds the record date for the Depositary’s purposes (or, in the case of Floating Rate Securities which reset daily or weekly, the date five calendar days immediately preceding the applicable Interest Payment Date and, in the case of all other Book-Entry Securities, the Regular Record Date, as defined in the Security) and, if calculable at that time, the amount of interest payable on such Interest Payment Date.

D. The Trustee will complete and authenticate the Global Security previously delivered by the Bank representing such Book-Entry Security.

E. The Depositary will credit such Book-Entry Security to the Trustee’s participant account at the Depositary.

F. The Trustee will enter an SDFS deliver order through the Depositary’s Participant Terminal System instructing the Depositary to (i) debit such Book-Entry Security to the Trustee’s participant account and credit such Book-Entry Security to such Agent’s participant account and (ii) debit such Agent’s settlement account and credit the Trustee’s settlement account for an amount equal to the price of such Book-Entry Security less such Agent’s commission or discount, as the case may be. The entry of such a delivery order shall constitute a representation and warranty by the Trustee to the Depositary that (a) the Global Security representing such Book-Entry Security has been authenticated and issued and (b) the Trustee is holding such Global Security pursuant to the Certificate Agreement.

G. Such Agent will enter an SDFS deliver order through the Depositary’s Participant Terminal System instructing the Depositary (i) to debit such Book-Entry Security to such Agent’s participant account and credit such Book-Entry Security to the participant accounts of the Participants with respect to such Book-Entry Security and (ii) to debit the settlement accounts of such Participants and credit the settlement account of such Agent for an amount equal to the price of such Book-Entry Security.

H. Transfers of funds in accordance with SDFS deliver orders described in Settlement Procedures “F” and “G” will be settled in accordance with SDFS operating procedures in effect on the settlement date.

I. Upon confirmation of receipt of funds, the Trustee will transfer to the account of the Bank specified to the Trustee, in funds available for immediate use in the amount transferred to the Trustee in accordance with Settlement Procedure “F.”

J. Upon request, the Trustee will send to the Bank a statement setting forth the principal amount of Book-Entry Securities outstanding as of that date under the Indenture.

K. Such Agent will confirm the purchase of such Book-Entry Security to the purchaser either by transmitting to the participants with respect to such Book-Entry Security a confirmation order or orders through the Depositary’s institutional delivery system or by mailing a written confirmation to such purchaser.

Preparation of Prospectus Supplement and, if Applicable, Term Sheet:

If the Bank accepts an offer to purchase a Book-Entry Security, it will prepare a Prospectus Supplement or Pricing Supplement, as applicable, reflecting the terms of such Book-Entry Security and arrange, if requested by the Selling Agent or Purchasing Agent, as the case may be, to have delivered to the Selling Agent or Purchasing Agent, as the case may be, at least 10 copies of such Prospectus Supplement or Pricing Supplement, as applicable, with a copy to the Trustee, as provided under “Delivery of Confirmation and Prospectus to Purchaser by Selling Agent” below. If applicable, the Term Sheet reflecting the terms of such Security will be prepared by such Agent and at least 10 copies will be delivered by such Agent to the Bank, with a copy to the Trustee, as provided under “Delivery of Confirmation and Prospectus to Purchaser by Selling Agent” below. The Bank will arrange to have the applicable Prospectus Supplement or Pricing Supplement filed with, or transmitted by a means reasonably calculated to result in filing with, the Commission via the Commission’s EDGAR System pursuant to Rule 424 under the Act and, if applicable, will file the Term Sheet in accordance with Rule 433 under the Act.

Delivery of Confirmation and Prospectus to Purchaser by Selling Agent:

The Selling Agent will deliver to the purchaser of a Book-Entry Security a written confirmation of the sale and delivery and payment instructions. In addition, the Selling Agent will deliver to such purchaser or its agent the Prospectus as amended or supplemented (including the applicable Prospectus Supplement and/or Pricing Supplement) and, if applicable, the Term Sheet in relation to such Book-Entry Security prior to the first contract for sale of the Book-Entry Security.

Date of Settlement:

The receipt by the Bank of immediately available funds in payment for a Book-Entry Security and the authentication and issuance of the Global Security representing such Book-Entry Security shall constitute “settlement” with respect to such Book-Entry Security. All orders of Book-Entry Securities solicited by a Selling Agent or made by a Purchasing Agent and accepted by the Bank on a particular date (the “Trade Date”) will be settled on a date (the “Settlement Date”) which is the third Business Day after the Trade Date pursuant to the “Settlement Procedure Timetable” set forth below, unless the Bank and the purchaser agree to settlement on another Business Day which shall be no earlier than the next Business Day after the Trade Date.

Trustee Not Required to Risk Its Own Funds:

Nothing herein shall be deemed to require the Trustee to risk or expend its own funds in connection with any payments to the Bank, the Agents or the Depositary or any purchaser, it being understood by all parties that payments made by the Trustee to the Bank, the Agents, the Depositary, or any purchaser shall be made only to the extent that funds are provided to the Trustee for such purpose.

Settlement Procedure Timetable:

For orders of Book-Entry Securities solicited by a Selling Agent and accepted by the Bank for settlement on the third Business Day after the Trade Date, Settlement Procedures “A” through “I” set forth above shall be completed as soon as possible but not later than the respective times (New York City time) set forth below:

Settlement Procedure		Time

A	5:00 p.m.	on the Business Day following the Trade Date or 10:00 a.m. on the Business Day prior to the Settlement Date, whichever is earlier

B	12:00 noon	on the second Business Day immediately preceding the Settlement Date

C	2:00 p.m.	on the second Business Day immediately preceding the Settlement Date

D	9:00 a.m.	on the Settlement Date

E	10:00 a.m.	on the Settlement Date

F-G	2:15 p.m.	on the Settlement Date

H	4:45 p.m.	on the Settlement Date

I	5:00 p.m.	on the Settlement Date

If the initial interest rate for a Floating Rate Book-Entry Security has not been determined at the time that Settlement Procedure “A” is completed, Settlement Procedures “B” and “C” shall be completed as soon as such rate has been determined but no later than 2:00 p.m. on the second Business Day immediately preceding the Settlement Date. Settlement Procedure “H” is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the Settlement Date.

If settlement of a Book-Entry Security is rescheduled or canceled, the Trustee, upon obtaining knowledge thereof, will deliver to the Depositary, through the Depositary’s Participant Terminal System, a cancellation message to such effect by no later than 2:00 p.m. on the Business Day immediately preceding the scheduled Settlement Date.

Failure to Settle:

If the Trustee fails to enter an SDFS deliver order with respect to a Book-Entry Security pursuant to Settlement Procedure “F,” the Trustee may deliver to the Depositary, through the Depositary’s Participant Terminal System, as soon as practicable a withdrawal message instructing the Depositary to debit such Book-Entry Security to the Trustee’s participant account, provided that the Trustee’s participant account contains a principal amount of the Global Security representing such Book-Entry Security that is at least equal to the principal amount to be debited. If a withdrawal message is processed with respect to all the Book-Entry Securities represented by a Global Security, the Trustee will mark such Global Security “canceled,” make appropriate entries in the Trustee’s records and send such canceled Global Security to the Bank. The CUSIP number assigned to such Global Security shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned. If a withdrawal message is processed with respect to one or more, but not all, of the Book-Entry Securities represented by a Global Security, the Trustee will exchange such Global Security for two Global Securities, one of which shall represent such Book-Entry Security or Securities and shall be canceled immediately after issuance and the other of which shall represent the remaining Book-Entry Securities previously represented by the surrendered Global Security and shall bear the CUSIP number of the surrendered Global Security.

If the purchase price for any Book-Entry Security is not timely paid to the participants with respect to such Book-Entry Security by the beneficial purchaser thereof (or a person, including an indirect participant in the Depositary, acting on behalf of such purchaser), such participants and, in turn, the Agent for such Book-Entry Security may enter delivery orders through the Depositary’s Participant Terminal System debiting such Book-Entry Security to such participant’s account and crediting such Book-Entry Security to such Agent’s account and then debiting such Book-Entry Security to such Agent’s participant account and crediting such Book-Entry Security to the Trustee’s participant account and shall notify the Bank and the Trustee thereof. Thereafter, the Trustee will (i) promptly notify the Bank of such order, and the Bank shall transfer to such Agent funds available for immediate use in an amount equal to the price of such Book-Entry Security which was credited to the account of the Bank maintained at the Trustee in accordance with Settlement Procedure “I,” and (ii) deliver the withdrawal message and take the related actions described in the preceding paragraph. If such failure shall have occurred for any reason other than default by the applicable Agent to perform its obligations hereunder or under the Distribution Agreement, the Bank will reimburse such Agent on an equitable basis for the loss of its use of funds during the period when the funds were credited to the account of the Bank.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Security, the Depositary may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Securities to have been represented by a Global Security, the Trustee will provide, in accordance with Settlement Procedure “D,” for the authentication and issuance of a Global Security representing the other Book-Entry Securities to have been represented by such Global Security and will make appropriate entries in its records. The Bank will, from time to time, furnish the Trustee with a sufficient quantity of Securities.

PART II: ADMINISTRATIVE PROCEDURE FOR CERTIFICATED SECURITIES

Posting Rates by Bank:

The Bank and the Agents will discuss from time to time the rates of interest per annum to be borne by and the maturity of Certificated Securities that may be sold as a result of the solicitation of offers by an Agent. The Bank may establish a fixed set of interest rates and maturities for an offering period. If the Bank decides to change already posted rates, it will promptly advise the Agents to suspend solicitation of offers until the new posted rates have been established with the Agents.

Acceptance of Offers by Bank:

Each Agent will promptly advise the Bank by telephone or other appropriate means of all reasonable offers to purchase Certificated Securities, other than those rejected by such Agent. Each Agent may, in its discretion reasonably exercised, reject any offer received by it in whole or in part. Each Agent also may make offers to the Bank to purchase Certificated Securities as a Purchasing Agent. The Bank will have the sole right to accept offers to purchase Certificated Securities and may reject any such offer in whole or in part.

The Bank will promptly notify the Selling Agent or Purchasing Agent, as the case may be, of its acceptance or rejection of an offer to purchase Certificated Securities. If the Bank accepts an offer to purchase Certificated Securities, it will confirm such acceptance in writing to the Selling Agent or Purchasing Agent, as the case may be, and the Trustee.

Communication of Sale Information to Bank by Agent:

After the acceptance of an offer by the Bank, the Selling Agent or Purchasing Agent, as the case may be, will communicate the following details of the terms of such offer (the “Sale Information”) to the Bank by telephone (confirmed in writing) or by facsimile transmission or other acceptable written means:

(1)	Principal Amount of Certificated Securities to be purchased;

(2)	If a Fixed Rate Certificated Security, the interest rate and initial interest payment date;

(3)	Trade Date;

(4)	Settlement Date;

(5)	Maturity Date;

(6)	Specified Currency and, if the Specified Currency is other than U.S. dollars, the applicable Exchange Rate for such Specified Currency;

(7)	Issue Price;

(8)	Selling Agent’s commission or Purchasing Agent’s commission, as the case may be;

(9)	Net Proceeds to the Bank;

(10)	If a redeemable Certificated Security, such of the following as are applicable:

(i)	Redemption Commencement Date,

(ii)	Initial Redemption Price (% of par), and

(iii)	Amount (% of par) that the Redemption Price shall decline (but not below par) on each anniversary of the Redemption Commencement Date;

(11)	If a Floating Rate Certificated Security, such of the following as are applicable:

(i)	Interest Rate Basis,

(ii)	Index Maturity,

(iii)	Spread or Spread Multiplier,

(iv)	Maximum Rate,

(v)	Minimum Rate,

(vi)	Initial Interest Rate,

(vii)	Interest Reset Dates,

(viii)	Interest Calculation Dates,

(ix)	Interest Determination Dates,

(x)	Interest Payment Dates,

(xi)	Regular Record Dates, and

(xii)	Calculation Agent;

(12)	Name, address and taxpayer identification number of the registered owner(s);

(13)	Denomination of certificates to be delivered at settlement;

(14)	Book-Entry Security or Certificated Security; and

(15)	Selling Agent or Purchasing Agent.

Preparation of Prospectus Supplement and, if Applicable, Term Sheet:

If the Bank accepts an offer to purchase a Certificated Security, it will prepare a Prospectus Supplement or Pricing Supplement, as applicable, reflecting the terms of such Certificated Security and arrange, if requested by the Selling Agent or Purchasing Agent, as the case may be, to have delivered to the Selling Agent or Purchasing Agent, as the case may be, with a copy to the Trustee, at least ten copies of such Prospectus Supplement or Pricing Supplement, as applicable, as provided under “Delivery of Confirmation and Prospectus to Purchaser by Selling Agent” below. If applicable, the Term Sheet reflecting the terms of such Security will be prepared by such Agent and at least 10 copies will be delivered by such Agent to the Bank, with a copy to the Trustee, as provided under “Delivery of Confirmation and Prospectus to Purchaser by Selling Agent” below. The Bank will arrange to have the applicable Prospectus Supplement or Pricing Supplement filed with, or transmitted by a means reasonably calculated to result in filing with, the Commission via the Commission’s EDGAR System pursuant to Rule 424 under the Act and, if applicable, will file the Term Sheet in accordance with Rule 433 under the Act.

Delivery of Confirmation and Prospectus to Purchaser by Selling Agent:

The Selling Agent will deliver to the purchaser of a Certificated Security a written confirmation of the sale and delivery and payment instructions. In addition, the Selling Agent will deliver to such purchaser or its agent the Prospectus as amended or supplemented (including the applicable Prospectus Supplement and/or Pricing Supplement) and, if applicable, the Term Sheet in relation to such Certificated Security prior to or together with the earlier of the delivery to such purchaser or its agent of (a) the confirmation of sale or (b) the Certificated Security.

Date of Settlement:

All offers of Certificated Securities solicited by a Selling Agent or made by a Purchasing Agent and accepted by the Bank will be settled on a date (the “Settlement Date”) which is the third Business Day after the date of acceptance of such offer, unless the Bank and the purchaser agree to settlement (a) on another Business Day after the acceptance of such offer or (b) with respect to an offer accepted by the Bank prior to 10:00 a.m., New York City time, on the date of such acceptance.

Trustee Not Required to Risk Its Own Funds:

Nothing herein shall be deemed to require the Trustee to risk or expend its own funds in connection with any payments to the Bank, the Agents or any purchaser, it being understood by all parties that payments made by the Trustee to the Bank, the Agents, or any purchaser shall be made only to the extent that funds are provided to the Trustee for such purpose.

Instruction from Bank to Trustee for Preparation of Certificated Securities:

After receiving the Sale Information from the Selling Agent or Purchasing Agent, as the case may be, the Bank will communicate such Sale Information to the Trustee by telephone (confirmed in writing), by facsimile transmission or by other acceptable written means.

The Bank will instruct the Trustee by facsimile transmission or other acceptable written means to authenticate and deliver the Certificated Securities no later than 2:15 p.m., New York City time, on the Settlement Date. Such instruction will be given by the Bank prior to 3:00 p.m., New York City time, on the Business Day immediately preceding the Settlement Date unless the Settlement Date is the date of acceptance by the Bank of the offer to purchase Certificated Securities in which case such instruction will be given by the Bank by 11:00 a.m., New York City time.

Preparation and Delivery of Certificated Securities by Trustee and Receipt of Payment Therefor:

The Trustee will prepare each Certificated Security and appropriate receipts that will serve as the documentary control of the transaction.

In the case of a sale of Certificated Securities to a purchaser solicited by a Selling Agent, the Trustee will, by 2:15 p.m., New York City time, on the Settlement Date, make available for delivery the Certificated Securities to the Selling Agent for the benefit of the purchaser of such Certificated Securities against delivery by the Selling Agent of a receipt therefor. On the Settlement Date the Selling Agent will deliver payment for such Certificated Securities in immediately available funds to the Bank in an amount equal to the issue price of the Certificated Securities less the Selling Agent’s commission; provided that the Selling Agent reserves the right to withhold payment for which it has not received funds from the purchaser. The Bank shall not use any proceeds advanced by a Selling Agent to acquire securities.

In the case of a sale of Certificated Securities to a Purchasing Agent, the Trustee will, by 2:15 p.m., New York City time, on the Settlement Date, make available for delivery the Certificated Securities to the Purchasing Agent against delivery of payment for such Certificated Securities in immediately available funds to the Bank in an amount equal to the issue price of the Certificated Securities less the Purchasing Agent’s commission.

Failure of Purchaser to Pay Selling Agent:

If a purchaser (other than a Purchasing Agent) fails to make payment to the Selling Agent for a Certificated Security, the Selling Agent will promptly notify the Trustee and the Bank thereof by telephone (confirmed in writing), by facsimile transmission or by other acceptable written means. The Selling Agent will immediately return the Certificated Security to the Trustee. Immediately upon receipt of such Certificated Security by the Trustee, the Bank will return to the Selling Agent an amount equal to the amount previously paid, if any, to the Bank in respect of such Certificated Security. The Bank will reimburse the Selling Agent on an equitable basis for its loss of the use of funds during the period when they were credited to the account of the Bank.

The Trustee will cancel the Certificated Security in respect of which the failure occurred and make appropriate entries in its records.